UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2013

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form  20-F  ☒             Form   40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

After the approval of the new Capital Requirements Directive (“CRD-IV”), BBVA has agreed to carry out an issue of contingent convertible securities into ordinary shares of BBVA, without pre-emption rights, for a total amount of 1.5 billion US dollars. BBVA will apply for the Preferred Securities to be qualified as Additional Tier 1 under CRD-IV (BIS III), as Capital Principal in accordance with Bank of Spain Circular 7/2012 and as Buffer Convertible Capital Securities in accordance with recommendation EBA/REC/2011/1 of the European Banking Authority.

The issuance will be targeted only at qualified and sophisticated foreign investors and in any case will not be made or subscribed in Spain or among Spanish-resident investors.

Admission to listing in Singapore Exchange Securities Trading Limited will be applied.

Madrid, April 30, 2013

Disclaimer:

This announcement is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. The issuer has not and does not intend to register the securities referred to in this announcement under the U.S. Securities Act of 1933, as amended, and does not intend to offer such securities in the United States. No money, securities or other consideration from any person inside the United States is being solicited and, if sent in response to the information contained in this announcement, will not be accepted.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 30, 2013	By:	/s/ Erik Schotkamp
Name: Erik Schotkamp
Title: Capital and Funding Management Director